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United States SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road
Bristol
BS99 7UJ
England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐  No  ☒

Attached to this 6-K are the following items:

Exhibit

1.
Notice of Directors' Interests—April 3rd

2.
Notice of Results—April 10th

3.
Notice of Directors' Interests—April 24th

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date: May 1, 2003	By:	/s/ TREVOR M. WILLIAMS Trevor M. Williams Assistant Company Secretary

        Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Mr Manfred Haussler's Swiss nominee today advised Imperial Tobacco Group PLC that as a result of a dividend reinvestment his holding increased by 415 ordinary shares of 10p each in the Company. The reinvestment was made on 7 March 2003 at £9.7748, however the shares did not reach the nominee until 31 March 2003.

        As a result of this purchase Mr Haussler has an aggregate Companies Act interest of 65,051 shares, being less that 0.1 percent of the Company's issued share capital.

T M Williams
Assistant Company Secretary

        Imperial Tobacco Group PLC is pleased to announce that it expects to announce its interim results for the financial year ending September 2003 on Tuesday 6 May 2003. The interim dividend will be paid on 8 August 2003 to shareholders on the register at 11 July 2003.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company Imperial Tobacco Group PLC
2.	Name of director Mr Simon P Duffy
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Holding by Director in 2 above
4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Henderson Nominees Limited PEP's Account
5.	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A
6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
a)    General Discretionary PEP—Dividend reinvestment
b) Single Company Discretionary PEP—Dividend reinvestment
7.	Number of shares/amount of stock acquired a) 5, b) 3
8.	Percentage of issued class 0.000001
9.	Number of shares/amount of stock disposed N/A
10.	Percentage of issued class N/A
11.	Class of security Ordinary shares of 10p each
12.	Price per share £10.65
13.	Date of transaction 24 April 2003
14.	Date company informed 24 April 2003
15.	Total holding following this notification 6,781
16.	Total percentage holding of issued class following this notification 0.00093 If a director has been granted options by the company please complete the following boxes
17.	Date of grant N/A
18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A
20.	Description of shares or debentures involved: class, number N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A

22.	Total number of shares or debentures over which options held following this notification N/A
23.	Any additional information N/A
24.	Name of contact and telephone number for queries T M Williams, Assistant Company Secretary, 0117 963 6636
25.	Name and signature of authorised company official responsible for making this notification T M Williams, Assistant Company Secretary Date of Notification 24 April 2003

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SIGNATURES
SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS